Exhibit 99.1

Review of the Ballard Forum

Ballard is targeting to become adj. EBITDA positive by the end of 2027 and full year 2028.

VANCOUVER, BC, Oct. 22, 2026 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today held the Ballard Forum. Notable highlights included:

•	Expanded Business Model: Ballard's business model has grown to add Energy-as-a-Service to existing equipment sales and services.
•	Accelerating Revenue Growth: Ballard is targeting a 30% Compound Annual Growth Rate (CAGR) in corporate revenue over the next two fiscal years.
•	Expanding Margin Profile: The Company anticipates gross margins exceeding 20% in 2027, scaling to greater than 25% by 2028.
•	Strategic Fleet Expansion: Ballard plans to allocate $80 million to $120 million in capital expenditures to expand its Hydrogen Power Unit (HPU) fleet, with optionality in pace of investment. This investment is expected to be financed through asset-backed finance at greater than 80% loan to value, minimizing the cash outlay.
•	Prudent Capital Allocation and Cash Management: There is no immediate need to invest in manufacturing expansion or hydrogen production. Cash use for operating costs is expected to decrease over time as margins and revenue grow.
•	Path to Profitability: Ballard is targeting Adjusted EBITDA profitability by the end of 2027, sustaining full-year profitability throughout 2028.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) is a global leader in zero-emission hydrogen energy solutions and an integrated Energy-as-a-Service (EaaS) provider. Together, with its wholly owned subsidiary, GeoPura Ltd., Ballard delivers turnkey, vertically integrated hydrogen ecosystem solutions spanning hydrogen production, logistics, refueling, zero-emission fuel cell engines, and stationary Hydrogen Power Units.

Ballard powers critical off-grid, stationary applications - including construction, events, film sets, healthcare, defense, temporary power infrastructure, and supplies fuel cell engines for heavy-duty mobility applications such as bus, rail, and marine. With an EaaS model, combined with cutting-edge technology across the hydrogen value chain, Ballard decarbonizes mission-critical operations worldwide. To learn more about Ballard, visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product and service attributes, product deliveries, and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

Further Information
Sumit Kundu -Investor Relations +1.604.360.9714 or investors@ballard.com

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 07:30e 22-OCT-26